UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Change in Registrant’s Certifying Accountant

On July 25, 2025, Baosheng Media Group Holdings Limited (the “Company”), upon the approval and ratification of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed YCM CPA INC. (“YCM”), as its independent registered public accounting firm of the Company, effective on July 25, 2025, and appointed GGF CPA Limited (“GGF”) to serve as its independent registered public accounting firm, effective on July 25, 2025, for the year ending December 31, 2025.

YCM’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YCM, would have caused YCM to make reference to the subject matter of the disagreements in its reports on the Company’s financial statements for such years.

In addition, during the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, there were no “reportable events,” as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided YCM with a copy of the disclosures made in this Report on Form 6-K and requested that YCM furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements made herein. A copy of YCM’s letter, dated July 31, 2025, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 25, 2025, neither the Company, nor anyone on behalf of the Company, has consulted GGF regarding either (i) the applicability of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that GGF concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

The foregoing shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, filed with the U.S. Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter of YCM CPA INC. to the U.S. Securities and Exchange Commission dated July 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	August 1, 2025